Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Freescale Semiconductor, Inc.

We consent to the incorporation by reference in this registration statement on Form S-8 of Freescale Semiconductor, Inc. of our report dated March 22, 2004, except as to note 16, which is as of May 28, 2004, with respect to the combined balance sheets of Freescale Semiconductor, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related combined statements of operations, business equity and cash flows for each of the years in the three-year period ended December 31, 2003, which report is included in the Freescale Semiconductor, Inc. registration statement (No. 333-111250) on Form S-1, dated July 16, 2004.

As discussed in note 10 to the combined financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” on January 1, 2002.

/s/    KPMG LLP

Phoenix, Arizona

July 16, 2004